EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of RCM Technologies, Inc. on Form S‐3 (No. 333-278376) and Form S‐8 (Nos. 333-269026, 333-261767, 333-251516, 333-222151, 333-200826, 333-165482, and 333-145904) of our reports dated April 3, 2026, on our audits of the financial statements as of January 3, 2026 and for the year then ended,  and the effectiveness of RCM Technologies, Inc. and Subsidiaries’ internal control over financial reporting as of January 3, 2026, which reports are included in this Annual Report on Form 10-K  to be filed on or about April 3, 2026.  Our report on the effectiveness of the Company’s internal control over financial reporting as of January 3, 2026 expresses an adverse opinion because of material weaknesses.

/s/ EisnerAmper, LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

April 3, 2026